Exhibit 12.1

DIAMOND OFFSHORE DRILLING, INC.

Statement re Computation of Ratios

(In Thousands of Dollars)

Ratio of Earnings to Fixed Charges:

	Year Ended December 31,
	2015	2014	2013	2012	2011
Computation of Earnings:

Pretax (loss) income from continuing operations	$(381,348)	$515,191	$774,240	$918,081	$1,179,271
Less: Interest capitalized during the period and actual preferred dividend requirements of majority-owned subsidiaries and 50%-owned persons included in fixed charges but not deducted from pretax income from above	(16,308)	(60,603)	(74,237)	(37,674)	(11,212)
Add: Previously capitalized interest amortized during the period	8,722	5,082	3,400	3,400	3,400

Total (losses) earnings, before fixed charge addition	(388,934)	459,670	703,403	883,807	1,171,459

Computation of Fixed Charges:

Interest, including interest capitalized	112,812	126,160	103,547	87,449	87,425

Total fixed charges	112,812	126,160	103,547	87,449	87,425

Total (Losses) Earnings and Fixed Charges	$(276,122)	$585,830	$806,950	$971,256	$1,258,884

Ratio of (Losses) Earnings to Fixed Charges (1)	(2.45)	4.64	7.79	11.11	14.40

(1)	For purposes of this ratio, fixed charges include (i) interest, whether expensed or capitalized, (ii) amortization of debt issuance costs, whether expensed or capitalized, and (iii) a portion of rent expense, which we believe represents the interest factor attributable to rent.